SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Appian Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

03782L101
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew W. Calkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [ ]
	(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 29,285,003 (See Item 4 herein)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 (See Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 29,285,003 (See Item 4 herein)
WITH	8	SHARED DISPOSITIVE POWER 0 (See Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,285,003 (See Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.5% of Common Stock (45.9% of Class A Common Stock) (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

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Item 1.

(a)	Name of Issuer
Appian Corporation

(b)	Address of Issuer’s Principal Executive Offices
7950 Jones Branch Drive
Tysons, VA 22102

Item 2.

(a)	Name of Person Filing
Matthew W. Calkins

(b)	Address of Principal Business Office or, if none, Residence
The address for the principal business office of Matthew W. Calkins is:
c/o Appian Corporation
7950 Jones Branch Drive
Tysons, VA 22102

(c)	Citizenship
United States

(d)	Title of Class of Securities
Class A Common Stock, $0.0001 par value per share

(e)	CUSIP Number
03782L101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

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(j)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(k)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(l)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                 .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned:

                  As of December 31, 2019: Mr. Calkins beneficially owned 29,285,003 shares of the Issuer’s Class B Common Stock, of which (i) 20,899,710 are indirectly beneficially owned and held by the Calkins Family LLC (the “Family LLC”), (ii) 6,941,070 are indirectly beneficially owned and held by Wallingford LLC (“Wallingford”), and (iii) 1,444,223 are shares of Class B Common Stock underlying options that are vested and exercisable within 60 days of December 31, 2019. Mr. Calkins is the managing member of each of the Family LLC and Wallingford. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per share and the holders of Class A Common Stock are entitled to one vote per share.

(b)     Percent of class:

      Based on (i) 34,525,386 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 32,942,636 shares of the Issuer’s Class B Common Stock issued and outstanding, in each case, as of December 31, 2019, as reported by the Issuer to Mr. Calkins on February 10, 2019, and the information set forth in (a) above, Mr. Calkins held 42.5% of the Issuer’s outstanding Common Stock, which represents 77.4% of the total voting power of the Issuer’s outstanding Common Stock and 45.9% of the Issuer’s outstanding Class A Common Stock (treating only shares of Class B Common Stock beneficially owned by Mr. Calkins as converted for purposes of computing this percentage).

(c)	Number of shares as to which the person has:

(c)	Sole power to vote or to direct the vote – 29,285,003

(ci)	Shared power to vote or to direct the vote – 0

(cii)	Sole power to dispose or to direct the disposition of – 29,285,003

(ciii)	Shared power to dispose or to direct the disposition of – 0
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.     Certification

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020	By: /s/Matthew W. Calkins Matthew W. Calkins